UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note:

On December 30, 2025, at the annual meeting of shareholders of Tantech Holdings Ltd (the “Company”), shareholders of the Company approved, among other matters, the amendment and restatement of the Memorandum and Articles of Association of the Company to reflect the reclassification and redesignation of the Company’s common shares into Class A common shares and Class B common shares. Pursuant to the Amended and Restated Memorandum and Articles of Association, the Company is authorized to issue an unlimited number of Class A shares of no par value each, with one vote per share, and an unlimited number of Class B shares of no par value each, with fifty votes per share. This Report on Form 6-K is being filed for the sole purpose of confirming that the Amended and Restated Memorandum and Articles of Association has been filed with the BVI Registrar of Corporate Affairs.

A copy of the Amended and Restated Memorandum and Articles of Association is attached as Exhibit 3.1 hereto and incorporated herein by reference.

Exhibits

The following document is filed herewith:

EXHIBIT INDEX

Exhibits No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of Tantech Holdings Ltd

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: January 15, 2026	By:	/s/ Zheyuan Liu
Zheyuan Liu
Chief Executive Officer

3